Part III: Manner of

Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

MatchIt does not charge any subscription or connectivity fees. ~~Historically, execution charges, if any, were individually negotiated with each Direct Subscriber. Currently,~~ Direct Subscribers pay fees between \$.0005 and \$.0010~~25~~ per share~~ with most Subscribers paying \$.001 per share. Any new Subscribers will be charged \$.001 per share~~. VAL and VAL Affiliates are not assessed a fee for MatchIt trades. Indirect Subscribers pay bundled fees, See Section III, Item 19(b). VAL will consider a number of factors in determining the fee an individual Subscriber will be assessed, including, but not limited to, the client's overall relationship with VAL, the type of trading flow, the amount of trading flow, and the markets that will be traded.

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS. (How much additional info should be added? This information has already been stated in Item 7)

MatchIt employs a proprietary market data system that uses a combination of direct market data feeds from exchanges and market data disseminated by the Securities Information Processors (SIP) to determine the NBBO. Specifically, MatchIt uses direct market data for all exchanges other than LTSE, for which the SIP is used as LTSE does not offer direct market data feeds. MatchIt utilizes this proprietary system to price, prioritize, and match orders in both the Main and Conditional Sessions, in compliance with regulations, including Reg NMS and Reg SHO.

SIP data is used as a backup feed, and is used in place of a direct feed from a particular exchange if that exchange is experiencing a technical issue. Switching to the SIP data feed is done via an automated process that compares direct feed data to SIP data. Additionally, Core Operations have the ability to switch to the SIP data feed on a discretionary basis. Switching back to direct feed data from the SIP data feed is done purely on a discretionary basis, and is performed by the Core Operations team once this team has confirmed that direct feed data in question is correct. The SIP data feed is also used for regulatory items, including limit up/limit down bands, trading halts, and Reg SHO designations.